                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

              ______________________________________________________

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                               Premier Farnell plc
              ------------------------------------------------------
                                (Name of Issuer)

                          American Depositary Receipts,
                     Evidencing American Depositary Shares,
              Each Representing Two Ordinary Shares of 5 Pence Each
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   740-5OU-107
              ------------------------------------------------------
                                 (CUSIP Number)

                              Christopher M. Kelly
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                            Telephone: (216) 586-3939
              ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 April 17, 2002
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


             ______________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                              (Page 1 of 9 Pages)

CUSIP No. 740-50U-107               SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
             Jack N. Mandel
     --------------------------------------------

2.   Check the Appropriate Box if a Member of Group (See Instructions)

     (a)    [_]

     (b)    [X]

3.   SEC Use Only

4.   Sources of Funds (See Instructions)     OO
                                         ----------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)    [_]

6.   Citizenship or Place of Organization    United States
                                          --------------------

Number of          7.    Sole Voting Power                            31,731
Shares
Beneficially       8.    Shared Voting Power                      15,073,770
Owned by
Each               9.    Sole Dispositive Power                       31,731
Reporting
Person With        10.   Shared Dispositive Power                 15,073,770

11.  Aggregate Amount Beneficially Owned by Each Reporting Person  15,105,501
                                                                   ----------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11)    5.3%
                                                       -----------

14.  Type of Reporting Person (See Instructions)           IN
                                                       -----------

                              (Page 2 of 9 Pages)

CUSIP No. 740-50U-107               SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
              Joseph C. Mandel
     --------------------------------------------

2.   Check the Appropriate Box if a Member of Group (See Instructions)

     (a)      [_]

     (b)      [X]

3.   SEC Use Only

4.   Sources of Funds (See Instructions)         OO
                                         -----------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


6.   Citizenship or Place of Organization   United States
                                          ------------------

Number of        7.    Sole Voting Power                          0
Shares
Beneficially     8.    Shared Voting Power               14,313,574
Owned by
Each             9.    Sole Dispositive Power                     0
Reporting
Person With      10.   Shared Dispositive Power          15,416,047

11.  Aggregate Amount Beneficially Owned by Each Reporting Person  15,416,047
                                                                   ----------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)    [X]

13.  Percent of Class Represented by Amount in Row (11)       5.0%
                                                        --------------

14.  Type of Reporting Person (See Instructions)   IN
                                                 -----------

                              (Page 3 of 9 Pages)

CUSIP No. 740-50U-107               SCHEDULE 13D

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
             Morton L. Mandel
    --------------------------------------------

2.  Check the Appropriate Box if a Member of Group (See Instructions)

    (a)  [_]

    (b)  [X]

3.  SEC Use Only

4.  Sources of Funds (See Instructions)         OO
                                        -----------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [_]

6.  Citizenship or Place of Organization    United States
                                          ------------------

Number of       7.  Sole Voting Power                     0
Shares
Beneficially    8.  Shared Voting Power          17,370,060
Owned by
Each            9.  Sole Dispositive Power                0
Reporting
Person With     10. Shared Dispositive Power     18,900,924

11. Aggregate Amount Beneficially Owned by Each Reporting Person    18,900,924
                                                                    ----------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)   [X]

13. Percent of Class Represented by Amount in Row (11)    6.0%
                                                       ----------

14. Type of Reporting Person (See Instructions)     IN
                                                ------------

                              (Page 4 of 9 Pages)

          This Amendment No. 7 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998, by Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, the Jack N. Mandel Revocable Trust and the Morton L. Mandel Revocable Trust, and subsequently amended on January 28, 1998, December 8, 1999, June 7, 2000, June 13, 2000, October 30, 2001 and November 30, 2001. This Amendment No. 7 to Schedule 13D relates to the American Depositary Receipts (the "Convertible Preference Share ADRs") evidencing American Depositary Shares, each representing one $1.35 Cumulative Convertible Redeemable Preference Share of (Pounds)1 each (the "Convertible Preference Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at 150 Armley Road, Leeds, LS12 2QQ, U.K. The following supplement, amendments and restatements to Item 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          The Share information listed in Item 5 in this Amendment No. 7 includes that number of Shares that each Reporting Person has the right to acquire upon conversion by such Reporting Person of all Convertible Preference Shares at the conversion rate authorized by the Company's articles of association in effect on the date hereof, such number of Shares being indicated in parentheses.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby supplemented, amended and restated in relevant part as and to the extent set forth below.

          On April 17, 2002, the Reporting Persons and certain trusts, individuals and foundations related to the Reporting Persons, but who are not required to file a Schedule 13D with respect to the Shares (the "Vendors"), entered into an agreement (the "Placing Agreement") with Cazenove & Co. Ltd, a U.K. partnership ("Cazenove"). Under the Placing Agreement, the Vendors agreed to sell, and Cazenove agreed to purchase or to procure persons to purchase, up to a maximum of 18,090,696 Shares at a price of (pounds)3.13 per Share (the "Sale"). The Sale is subject to certain terms and conditions, including receiving shareholder approval to amend the Company's articles of association to effect a limited duration special conversion right with respect to the Convertible Preference Shares. The Company is offering to convert Shares held by all Shareholders into Ordinary Shares at the special conversion rate. Assuming all Shares held by the Reporting Persons were sold in the Sale, 83,217,201 Ordinary Shares would be sold in the Sale. The actual number of Shares to be sold by the Vendors in the Sale will be reduced by the number of Shares that other holders of Shares elect to convert to Ordinary Shares pursuant to the limited duration special conversion right. If approved by the Company's shareholders, the special conversion right will expire on May 29, 2002. Assuming the satisfaction or waiver (if applicable) of the conditions set forth in the Placing Agreement, the Sale is anticipated to be settled on June 6, 2002 (the "Settlement Date"). The investment intent of the Reporting Persons with regard to the Shares

                              (Page 5 of 9 Pages)
has not changed. This Amendment No. 7 is being filed to report the effect of the Sale by the Vendors on the number of Shares that the Reporting Persons may be deemed to own following the Settlement Date. The Share information reported in this Item 5 assumes the consummation of the Sale on the Settlement Date. Assuming the Sale is consummated in accordance with the terms of the Placing Agreement, each of the Reporting Persons will cease to be the beneficial owner of more than five percent of the Shares as of the Settlement Date. Assuming the Sale is consummated, the Reporting Persons intend to file an amendment to the
Schedule 13D to confirm the consummation of the Sale and the information reported in this Amendment No. 7.

          1. Jack N. Mandel may be deemed the beneficial owner of 15,105,501 (15,105,501) Shares, representing approximately 4.9% of the Shares issued and outstanding at April 16, 2002, with respect to 31,731 (31,731) Shares of which Mr. Mandel has sole voting and dispositive power and 15,073,770 (15,073,770) Shares of which Mr. Mandel has shared voting and dispositive power. The Shares as to which Mr. Mandel has shared voting and dispositive power are as follows: 1,848,677 (1,848,677) Shares held in the Jack Revocable Trust in which Mr. Mandel retains a reversionary interest; 3,534,400 (3,534,400) Shares held as co-trustee and President of The Jack N. and Lilyan Mandel Foundation; 87,189 (87,189) Shares held as co-trustee with Morton L. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren; 2,523 (2,523) Shares held as co-trustee with Joseph C. Mandel of trusts established by Morton L. Mandel for the benefit of his grandchildren; 2,971,821 (2,971,821) Shares held as co-trustee of trusts established by Mr. Joseph C. Mandel for the benefit of his children and their families; 1,372,505 (1,372,505) Shares held as co-trustee of The Joseph C. and Florence M. Family Foundation; 2,435,029 (2,435,029) Shares held as co-trustee of The Morton L. and Barbara Mandel Family Foundation; and 4,670,302 (4,670,302) Shares held as co-trustee of each of the Joseph Revocable Trust and the Morton Revocable Trust, each of which is a general partner of 935 Partners.

          Jack N. Mandel may be deemed to beneficially own Shares held by the MSFs. Jack N. Mandel may be deemed to beneficially own 7,388,049 (7,388,049) Shares held by the MSF-Jack N. and Lilyan Mandel Fund; 5,291,823 (5,291,823) Shares held by the MSF-Joseph C. and Florence Mandel Fund; and 5,433,821 (5,433,821) Shares held by the MSF-Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Jack N. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Jack N. Mandel is the beneficial owner of the Shares held by the MSFs.

          2. Joseph C. Mandel may be deemed the beneficial owner of 15,416,047 (15,416,047) Shares, representing approximately 4.6% of the Shares issued and outstanding at April 16, 2002, with respect to no Shares of which Joseph C. Mandel has sole voting and dispositive power; 14,313,574 (14,313,574)

                              (Page 6 of 9 Pages)

Shares of which Joseph C. Mandel has shared voting power; and 15,416,047 (15,416,047) Shares of which Joseph C. Mandel has shared dispositive power. The Shares as to which Joseph C. Mandel has shared voting and/or dispositive power include 1,102,473 (1,102,473) Shares held in trusts for members of his family of which he is trustee or trust advisor and has shared dispositive power, but does not have voting power.

     Joseph C. Mandel may be deemed to beneficially own Shares held by the MSFs. Joseph C. Mandel may be deemed to beneficially own 7,388,049 (7,388,049) Shares held by the MSF-Jack N. and Lilyan Mandel Fund; 5,291,823 (5,291,823) Shares held by the MSF-Joseph C. and Florence Mandel Fund; and 5,433,821 (5,433,821) Shares held by the MSF-Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Joseph C. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Joseph C. Mandel is the beneficial owner of the Shares held by the MSFs.

     3. Morton L. Mandel may be deemed the beneficial owner of 18,900,924 (18,900,924) Shares, representing approximately 5.6% of the Shares issued and outstanding at April 16, 2002, with respect to no Shares of which Mr.
Mandel has sole voting and dispositive power; 17,370,060 (17,370,060) Shares of which Mr. Mandel has shared voting power; and 18,900,924 (18,900,924) Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: 2,435,029 (2,435,029) Shares held as co-trustee and President of the Morton and Barbara Mandel Family Foundation; 1,530,864 (1,530,864) Shares held in irrevocable trusts for certain members of his family of which his wife is trustee or trust advisor and has shared dispositive power, but does not have voting power; 87,189 (87,189) Shares held as co-trustee with Jack N. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren; 2,971,821 (2,971,821) Shares held as co-trustee of trusts established by Mr. Joseph C. Mandel for the benefit of his children and their families; 1,848,677 (1,848,677) Shares held as co-trustee of the Jack Revocable Trust; 3,534,400 (3,534,400) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 450,136 (450,136) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation -- Lilyan Mandel Fund; 1,372,505 (1,372,505) Shares held as co-trustee of the Joseph C. and Florence Mandel Family Foundation; and 4,670,302 (4,670,302) Shares held as co-trustee of the Joseph Revocable Trust, which is a general partner of 935 Partners.

     Morton L. Mandel may be deemed to beneficially own Shares held by the MSFs. Morton L. Mandel may be deemed to beneficially own 7,388,049 (7,388,049) Shares held by the MSF-Jack N. and Lilyan Mandel Fund; 5,291,823 (5,291,823) Shares held by the MSF-Joseph C. and Florence Mandel Fund; and 5,433,821 (5,433,821) Shares held by the MSF-Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Morton L. Mandel disclaims beneficial ownership of

                              (Page 7 of 9 Pages)
all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Morton L. Mandel is the beneficial owner of the Shares held by the MSFs.

     The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 36,983,560 (36,983,560) Shares, representing approximately 12.0% of the Shares issued and outstanding at April 16, 2002, after eliminating any duplicative ownership reflected in the foregoing response to this Item 5. The filing of this statement shall not be construed as an admission that the Reporting Persons as a group beneficially own the shares beneficially owned by each of the Reporting Persons individually.

     None of the Reporting Persons has effected any transactions in the Shares since the date of the last event reported in Amendment No. 6 to this Schedule 13D.

                              (Page 8 of 9 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 18, 2002

                                       /s/ Jack N. Mandel
                                       -------------------------------
                                       Jack N. Mandel
                                       By: Karen A. Vereb, Attorney-in-Fact

                                       /s/ Joseph C. Mandel
                                       -------------------------------
                                       Joseph C. Mandel
                                       By: Karen A. Vereb, Attorney-in-Fact

                                       /s/ Morton L. Mandel
                                       -------------------------------
                                       Morton L. Mandel
                                       By: Karen A. Vereb, Attorney-in-Fact

                              (Page 9 of 9 Pages)